# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jones Lang LaSalle Incorporated, CIK 0001037976
CUSIP: 48020Q107
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 200 East Randolph Drive, Chicago, Illinois (IL), 60601
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000895345-17-000231
Filed by CIK 0001375534

## Reporting persons
- Generation Investment Management LLP: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 12,353; shared voting power 1,959,463; sole dispositive power 12,353; shared dispositive power 2,001,610; aggregate amount beneficially owned 2,013,963 (4.24% of the class)
- Generation Investment Management US LLP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 976,480; sole dispositive power 0; shared dispositive power 976,480; aggregate amount beneficially owned 976,480 (2.06% of the class)
- Generation IM Fund plc: type of reporting person: corporation (CO); citizenship or place of organization: Ireland (L2); sole voting power 0; shared voting power 691,893; sole dispositive power 0; shared dispositive power 691,893; aggregate amount beneficially owned 691,893 (1.46% of the class)
- Generation IM Global Equity Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 642,802; sole dispositive power 0; shared dispositive power 642,802; aggregate amount beneficially owned 642,802 (1.35% of the class)

## Item 1. Issuer
Name of issuer: Jones Lang LaSalle Incorporated
Address of issuer's principal executive offices: 200 East Randolph Drive, Chicago, IL 60601

## Item 2. Person Filing
Name of person filing:
Generation Investment Management LLP
Generation Investment Management US LLP
Generation IM Fund plc
Generation IM Global Equity Fund LLC.
Address of principal business office or, if none, residence:
Generation Investment Management LLP: 20 Air Street, 7th floor, London, United Kingdom W1B 5AN
Generation Investment Management US LLP: 555 Mission Street, Suite 3400, San Francisco, CA 94105
Generation IM Fund plc: Georges Court, 54-62 Townsend Street, Dublin 2, Ireland
Generation IM Global Equity Fund LLC: c/o 555 Mission Street, Suite 3400, San Francisco, CA 94105
Citizenship:
Generation Investment Management LLP - England and Wales
Generation Investment Management US LLP - Delaware
Generation IM Fund plc - Ireland
Generation IM Global Equity Fund LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover pages.
Percent of class: See the response(s) to Item 11 on the attached cover pages.
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
JOINT FILING STATEMENT
Exhibit 99.1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to such statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entity or person, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 12, 2025

GENERATION INVESTMENT MANAGEMENT LLP
By: /s/ Alexander Marshall
Name: Alexander Marshall
Title: Chief Compliance Officer & General Counsel

GENERATION INVESTMENT MANAGEMENT US LLP
By: Generation Investment Management Services LLC
Its: Partner

By: /s/ Ghessycka Lucien Bennett
Name: Ghessycka Lucien Bennett
Title: US Chief Compliance Officer

GENERATION IM FUND PLC
By: /s/ Flavia Lugangira
Name: Flavia Lugangira
Title: Director

GENERATION IM GLOBAL EQUITY FUND LLC
By: /s/ Ghessycka Lucien Bennett
Name: Ghessycka Lucien Bennett
Title: US Chief Compliance Officer

## Signatures
- Generation Investment Management LLP: Alexander Marshall, Alexander Marshall / Chief Compliance Officer & General Counsel (02/12/2025)
- Generation Investment Management US LLP: Ghessycka Lucien Bennett, Ghessycka Lucien Bennett / US Chief Compliance Officer (02/12/2025)
- Generation IM Fund plc: Flavia Lugangira, Flavia Lugangira / Director (02/12/2025)
- Generation IM Global Equity Fund LLC: Ghessycka Lucien Bennett, Ghessycka Lucien Bennett / US Chief Compliance Officer (02/12/2025)